UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

NUVEEN ENHANCED HIGH YIELD MUNICIPAL BOND FUND
(Name of Issuer)

MUNIFUND PREFERRED SHARES

(Title of Class of Securities)

670686500

(CUSIP Number)

Toronto-Dominion Investments, Inc.

1 Vanderbilt Avenue

New York, NY 10017

(212) 827-7488

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons
Toronto Dominion Investments, Inc. 36-2998941

2.	Check the Appropriate Box if a member of a Group (see instructions)

a. ☐
b. ☒

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions):
WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
350

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
350 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
39.11%

14.	Type of Reporting Person (See Instructions)
CO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons
Toronto Dominion Holdings (U.S.A.), Inc. 58-1495511

2.	Check the Appropriate Box if a member of a Group (see instructions)

a. ☐
b. ☒

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions):
WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
350

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
350 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
39.11%

14.	Type of Reporting Person (See Instructions)
CO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons
TD Group US Holdings LLC 47-4435262

2.	Check the Appropriate Box if a member of a Group (see instructions)

a. ☐
b. ☒

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions):
WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
350

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
350 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
39.11%

14.	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons
The Toronto-Dominion Bank 13-5640479

2.	Check the Appropriate Box if a member of a Group (see instructions)

a. ☐
b. ☒

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions):
WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
0

	8.	Shared Voting Power:
350

	9.	Sole Dispositive Power:
0

	10.	Shared Dispositive Power:
350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
350 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
39.11%

14.	Type of Reporting Person (See Instructions)
BK

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Item 1 Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 350 Series B MuniFund Preferred Shares (CUSIP No. 670686500) (“MFP Shares”) of Nuveen Enhanced High Yield Municipal Bond Fund (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of MFP Shares by TDI (as defined below). The Issuer’s principal executive offices are located at 333 West Wacker Drive, Chicago, IL 60606.

Item 2 Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

I.	Toronto Dominion Investments, Inc. (“TDI”), a Delaware corporation

ii.	Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”) a Delaware corporation

iii.	TD Group US Holdings LLC (“TD GUS”) a Delaware limited liability company

iv.	The Toronto-Dominion Bank (“TD”) a Canadian chartered bank

This Statement relates to the MFP Shares that were purchased for the account of TDI.

(b) The address of the principal business office of TDI is:

1 Vanderbilt Avenue

New York, New York 10017

The address of the principal business office of TDH is:

1 Vanderbilt Avenue

New York, New York 10017

The address of the principal business office of TD GUS is:

251 Little Falls Drive

Wilmington, Delaware 19808

The address of the principal business office of TD is:

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario, Canada M5k 1A2

(c) TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. TDI’s principal business is limited to lending and investing.

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Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

(d) During the last five years, the Reporting Persons have not, and to the best knowledge of the Reporting Persons none of the Listed Persons have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $35,000,000. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Company.

Item 4 Purpose of the Transaction

TDI has purchased the MFP Shares for investment purposes. TDI acquired the MFP Shares from the Issuer for an aggregate purchase price of $35,000,000 and simultaneously entered into the Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement, dated as of July 13, 2023, by and between the Issuer and TDI.

The Reporting Persons have not acquired the MFP Shares with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5 Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

As of July 13, 2023, the Reporting Persons beneficially owned an aggregate of 350 MFP Shares representing 39.11% of the outstanding preferred shares of the Issuer. The 350 MFP Shares reported herein consist of 350 MFP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the MFP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the MFP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the MFP Shares held by TDI.

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(c) There have been no transactions in the MFP Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, MFP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the MFP Shares owned by TDI, on July 13, 2023, TDI assigned certain voting rights on the MFP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated as of July 13, 2023, among TDI, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Glass Lewis & Co., LLC (the “Voting Consultant”). Voting rights on the MFP Shares not assigned to the Voting Trust have been retained by TDI. The Voting Trust provides that, with respect to voting matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting matters and makes a recommendation to the Voting Trustee on voting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote.

Item 7 Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS

99.4	Voting Trust Agreement dated July 13, 2023

99.5	Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement dated July 13, 2023

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2023

TORONTO DOMINION INVESTMENTS, INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By:	/s/ Ryan A. Barry
Name:	Ryan A. Barry
Title:	Head of Finance and Accounting

THE TORONTO-DOMINION BANK

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President

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LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS

99.4	Voting Trust Agreement dated July 13, 2023

99.5	Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement dated July 13, 2023

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SCHEDULE I

INFORMATION RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF THE TD ENTITIES

The following sets forth the name, title and present principal occupation of each executive officer and director of TDI.

TORONTO DOMINION INVESTMENTS, INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Carla Fleming (Canadian citizen)	Director	Vice President, The Toronto-Dominion Bank 66 Wellington Street West Toronto, ON M5K 1A2 Canada

Danny Salinas (U.S. Citizen)	Director & President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Nancy Haraf's (U.S. Citizen)	Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Richard Rosenthal (US Citizen)	Officer, Vice President	Director, Financial & Regulatory Reporting, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Christina Petrou (US Citizen)	Officer, Vice President	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robyn Zeller (US Citizen)	Officer, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

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Executive Officers and Directors of TDH

The following sets forth the name, title and present principal occupation of each executive officer and director of TDH.

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Glenn Gibson (Canadian Citizen)	President, Chief Executive Officer	Region Head, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Christina Petrou (US Citizen)	Officer & Director, Vice President & Chief Operating Officer	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Nancy Haraf (U.S. Citizen)	Officer & Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robyn Zeller (US Citizen)	Officer & Director, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Danny Salinas (U.S. Citizen)	Officer & Director, Vice President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Pradeep Mehra (India Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Peter Stroud (US Citizen)	Officer, Vice President	Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Doster (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Stuart Homcy (US Citizen)	Officer, Vice President	Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

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Executive Officers and Directors of TD

The following sets forth the name, title and present principal occupation of each executive officer and director of TD.

THE TORONTO-DOMINION BANK

DIRECTORS

Name	Principal Occupation or Employment

Cherie L. Brant (Canadian Citizen)	Partner Borden Ladner Gervais LLP 22 Adelaide St West, Suite 3400 Toronto, Ontario M5H 4E3

Amy W. Brinkley (U.S. Citizen)	Consultant AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW#505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP 1 Hurontario St., Unit 2002 Mississauga, Ontario L5G 0A3

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2
Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Vice Chair, Investments Ontario Teachers’ Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5

Nancy G. Tower (Canadian Citizen)	Former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia, Canada B3J 4A2

Ajay K. Virmani (Canadian Citizen)	President & CEO Cargojet Inc. 2281 North Sheridan Way Mississauga, Ontario L5K 2S3

Mary A. Winston (U.S. Citizen)	CEO & Founder WinsCo Enterprises Inc. 7804 Fairview Rd., Unit #325 Charlotte, NC 28226

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EXECUTIVE OFFICERS

Name	Principal Occupation or Employment

Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Riaz Ahmed (Canadian Citizen)	President and CEO of TD Securities, Group Head, Wholesale Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Ajai K. Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Raymond Chun (Canadian Citizen)	Group Head, Wealth and Insurance, TD Bank Group 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2 Canada

Barbara Hooper (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms & Technology, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Kenneth W. Lalonde (Canadian Citizen)	Senior Executive Vice President and Chief Human Resources Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Anita O’Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group US Audit Admin 200 Carolina Point Pkwy, Bldg B Greenville, SC 29607 SC1-009-415

Michael G. Rhodes (U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail and President and CEO, TD Bank, America’s Most Convenient Bank® 1701 Route 70 East, 2nd Floor Cherry Hill, Camden, NJ 08003

Kelvin Vi Luan Tran (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

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SCHEDULE II

LITIGATION SCHEDULE

During the last five years, the The Toronto-Dominion Bank and its affiliates (the “TD Entities”) have not, and to the best knowledge of The TD Entities none of the executive officers, directors, or controlling persons of the TD Entities listed heterto on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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